May 24, 2010

VIA E-MAIL

Vincent J. Di Stefano

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:  ClearBridge Energy MLP Fund Inc. (the “Fund”)

Responses to Comments on Pre-Effective Amendment No. 1 to

Registration Statement on Form N-2, File Nos. 333-166021 and 811-22405

Dear Mr. Di Stefano:

This letter responds to the Staff’s comments on the above-referenced Pre-Effective Amendment (the “Amendment”) filed by the Fund that you provided in a voice-mail to Rafael Vasquez of Simpson Thacher & Bartlett LLP on May 24, 2010. For ease of reference, the substance of the comments has been restated below, followed by the Fund’s response. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1. The Fund’s response on May 20, 2010 to question 13 does not address the “duplication of fees” point. If you have an investment directly in MLPs, you would not have to pay the level of fees that go to the Fund’s managers, ergo it would be less expensive to invest directly. The response does not seem to address this point.

The Fund proposes to add the following language in the summary box in the section entitled “Comparison with Direct Investment in MLPs.”

“Costs Associated with Investments in a Fund as opposed to Direct Investment in MLPs. Investors in the Fund are subject to the management fees and other expenses of investing in the Fund. Investors investing directly in an MLP do not have to bear these costs.”

2. On Question 17, please add a line item in the fee table regarding estimated income tax expenses assuming the Fund will have a fee table going forward.

The Fund commits that, going forward, information about the Fund’s current and deferred tax expenses as they accrue, as well as related assets and liabilities will be disclosed in the Fund’s audited financial statements included in the Fund’s annual reports.

3. On question 18, Footnote 5 is redundant. The information is contained in the narrative before the table.

The Fund has deleted the first portion of footnote 5. Footnote 5 now states:

“(5) Assumes the annual interest rate on the amount borrowed is 2.00%.”

4. On question 22, please give narrative descriptions of these limitations. Please state generally what is permitted by the 1940 Act.

The Fund submits that the narrative disclosure has already been included. The disclosure may be found after the list of investment restrictions, starting on page 2 of the SAI.

As discussed previously, we would like to be in a position to launch this offering as early as possible this week. We will give you a call to discuss the foregoing responses in the morning.

In the meantime, please feel free to call me at (212) 455-7761 or Rafael Vasquez (212-455-3566) if you wish to discuss the above responses.

Very truly yours,

/s/ Celine Hwang